Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

November 23, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10412
Defensive Equity Buy-Write Portfolio Series
(the “Trust”)
CIK No. 1942607 File No. 333-267939

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.The Staff notes footnote (3) to the Schedule of Investments states, “The valuation of the Securities has been determined by the Sponsor, an affiliate of the Sponsor.” Please confirm the accuracy of this statement. Additionally, please confirm that all the valuation disclosure in the Registration Statement has been updated per Rule 2a-5.

Response:The Trust has removed “an affiliate of the Sponsor” from the above-referenced disclosure. The Trust confirms all valuation disclosure in the Registration Statement is accurate and in compliance with Rule 2a-5.

Portfolio

2.Please add an 80% investment policy in equity securities or common stocks.

Response: The Trust has added the following policy: “Under normal circumstances, the Trust will invest at least 80% of its assets in equity securities.”

3.Please explain how the common stocks are identified, evaluated, and selected by the Trust (e.g., disclosure as to the criteria used to select companies within the consumer staples, health care, and utilities sectors).

Response: The first paragraph of the “Portfolio Selection Process” section is replaced in its entirety to add the following disclosure:

“The Trust is a unit investment trust which invests in a fixed portfolio of Common Stocks of companies in the consumer staples, health care, and utilities sectors. The Sponsor believes products and services offered by companies in these sectors will continue to be attractive to consumers, as these companies have demonstrated strong fiscal health and exhibited less volatility and downside risk in times of economic downturns.

An initial universe is created by identifying companies with significant business operations in the consumer staples, health care or utilities sectors. Only U.S.-listed common stocks and American Depositary Receipts (ADRs) that have adequate liquidity for investment are eligible for selection.

Our selection process begins by examining the historical financial results of the stocks from the initial universe. The stocks are then evaluated using fundamental factors such as sales, earnings and cash flow growth; valuation factors such as price/earnings, price/cash flow, price/sales and price/book; and technical factors such as price momentum and earnings surprises.

A team of equity analysts also consider how the stocks will perform in the future by calculating an estimated value for each of the companies utilizing a Cash Flow Return on Investment (“CFROI”) method. The CFROI method compares an estimate of a company’s internal rate of return against an estimate of a company’s cost of capital. Companies that generate returns in excess of their capital costs are favored over companies that do not. A secondary valuation is also made employing a concept called Economic Margin (“EM”). EM measures the return a company earns versus its cost of capital to determine if a company is generating wealth. The analysts use the estimated valuations calculated by the CFROI and EM methods to determine which companies are trading at an attractive market price relative to their estimated value. These companies are favored for inclusion in the Trust over companies that do not

The final portfolio is then selected by the equity analysts who evaluate each stock by examining the stock’s relative valuation and other qualitative factors such as third-party analyst ratings, competitive advantages and quality of management.

After considering the above factors together, the equity analysts make a final determination and select the stocks with the best prospects to meet the investment objectives, that trade at attractive valuations, and, in the opinion of the analysts, are likely to exceed market expectations of future cash flows.

The selected portfolio is comprised of 25 equally weighted stocks.”

4.The Staff notes the disclosure states, “Future series of the Trust may have different maturity lengths due to the expiration dates of the call options included therein.” Please consider deleting this disclosure.

Response: In accordance with the Staff’s comment, the above-referenced disclosure has been removed.

5.The Staff notes the disclosure states, “Investors will forgo any dividends paid on the Common Stocks after the date the option to purchase is exercised and any gain in the underlying stock price after the stock is sold.” Should “Investors” be replaced with the “Trust”?

Response: The disclosure has been revised in accordance with the Staff’s comment.

6.Please revise the disclosure under “Stock prices decrease” to add a sentence similar to what is included in the previous two scenarios as to components of profit.

Response: In accordance with the Staff’s comment, the last sentence of “Stock prices decrease” has been replaced with the following:

“Losses from the decrease in value of the Common Stocks is limited by the premium income received from the LEAPS(R), dividends received from the Common Stocks and interest received from the U.S. Treasury Obligations.”

7.The Staff notes the disclosure states, “The Strike Price for a Common Stock held by the Trust will be adjusted downward (but not below zero) upon certain extraordinary distributions made by the issuers of the Common Stocks to Unit holders before the LEAPS’(R) expiration triggered by certain corporate events affecting such Common Stock.” Please state the consequences of this with respect to each scenario.

Response: In accordance with the Staff’s comment, the Trust has added the following sentence after the above-referenced disclosure:

“For each market scenario, a downward adjustment to the Strike Price for a Common Stock will have the effect of reducing the equity appreciation that a Unitholder may receive.”

The Trust also notes that the disclosure then states, “See “Risk Factors-LEAPS(R)” for a more detailed discussion on the topic.

8.Please consider moving the disclosure that begins, “In calculating the net asset value of a Unit, the price of a Unit is reduced by the value of the LEAPS(R). As of the close of business…” prior to the “Illustrative Market Scenarios” section. The Staff believes the disclosure as currently presented may be confusing to investors, as it does not relate to the scenarios.

Response: The disclosure has been revised in accordance with the Staff’s comment.

9.The Staff notes the disclosure states, “However, as the option premium received in return for issuing the LEAPS(R) was used to purchase Treasury Obligations, you will receive interest from the Treasury Obligations until they mature and your pro rata portion of the principal from the Treasury Obligations shortly after they mature.” Please consider revising “you” to the “Trust” since all the interest is paid to the Trust, which then distributes them to investors.

Response: The disclosure has been revised in accordance with the Staff’s comment.

Risk Factors

10.If accurate, please revise the “Utilities” risk to state the Trust invests significantly in utilities companies.

Response: Please refer to the Trust’s response to Comment 3 above. If the Trust is concentrated in stocks of companies within the utilities sector, appropriate disclosure will be added to the Trust’s Registration Statement.

11.Please clarify in the strategy disclosure, if true, that the common stocks the Trust will invest in include foreign companies and whether this includes American Depositary Receipts (ADRs). If so, please also disclose the risks of investing in ADRs.

Response: The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 3 above. The Trust has also added “foreign securities” to the “Additional Portfolio Contents” section. Additionally, the Trust added disclosure regarding the risks of investing in ADRs to the “Foreign Securities” risk.

12.As the Trust does not invest in bonds other than Treasury Obligations, the Staff questions the applicability of the “Bond Quality Risk,” “Liquidity Risk” and “Valuation Risk.” Please revise accordingly.

Response: The Trust believes the above-referenced risks are appropriate for investor comprehension of the risks attendant to investing in the Trust. While these risks may be remote for U.S. Treasury Obligations, the Trust believes it is important for investors to be aware of the consequences and potential risks of investing in bonds.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon